SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 19, 2009	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2009 RESULTS

Hsinchu, Taiwan, August 19, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the second quarter ended June 30, 2009. All U.S. dollar figures in this release are based on the exchange rate of NT$32.77 against US$1.00 as of June 30, 2009.

Net revenue on a US GAAP basis for the second quarter of 2009 was NT$2,932.7 million or US$89.5 million, a decrease of 39.1% from NT$4,817.1 million or US$147.0 million for the same period in 2008 and an increase of 28.6% from NT$2,280.7 million or US$69.6 million in the first quarter of 2009.

Net loss attributable to ChipMOS on a US GAAP basis for the second quarter of 2009 was NT$1,208.2 million or US$36.9 million, and NT$15.46 or US$0.47 per basic common share, compared to net loss attributable to ChipMOS of NT$1,984.0 million or US$60.5 million, and NT$23.99 or US$0.73 per basic common share, for the first quarter of 2009. Net loss attributable to ChipMOS under US GAAP includes amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the second quarter of 2009 and amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the first quarter of 2009. Excluding the above special items regarding the convertible notes, non-GAAP adjusted net loss attributable to ChipMOS for the second quarter of 2009 was NT$1,181.9 million or US$36.1 million, and NT$15.13 or US$0.46 per basic common share, compared to non-GAAP adjusted net loss attributable to ChipMOS of NT$1,957.7 million or US$59.7 million, and NT$23.67 or US$0.72 per basic common share in the first quarter of 2009.

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2009 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Despite encouraging results in our LCD drivers and mixed signal products assembly and test business in the quarter, total second quarter revenues remained lower on a year over year basis. This is a direct result of our DRAM business, which still remains far behind what we have seen from other products in the semiconductor industry and well behind historic DRAM volume levels. We do not have any certainty as to when DRAM volumes and pricing will improve but expect to see earlier and more improvement in the niche DRAM category. Overall, our mandate remains clear. We are focused on strengthening the company’s financial position and flexibility. We have made considerable progress this year and expect further progress as we move forward. As a result, after two quarters of cash outflows, we achieved US$5.8 million of positive free cash flow from operations in the second quarter. Our excellent customer service combined with our strict cost controls and our conservative capital expenditure approach is clearly paying off for ChipMOS.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Capital expenditures in the second quarter were US$8.3 million compared to US$14.1 million in the year-ago period, and US$1.5 million in the prior quarter. We reduced our net loss in the second quarter by 39 percent compared to the first quarter. We are encouraged by this trend but fully understand there is much more progress to be made in order to return to the company’s prior healthy and strong financial performance. Earlier in the year we secured repayment extensions and modifications that deferred about 77% of the 2009 loan repayment obligation of ChipMOS. We are optimistic we can build on that success by reaching more favorable agreements with other ChipMOS investors, in line with our efforts to improve the company’s financial strength.”

Selected Operation Data

	2Q09	1Q09
Revenue by segment
Testing	40%	61%
Assembly	35%	26%
LCD Driver	25%	13%

Utilization by segment
Testing	42%	47%
Assembly	59%	33%
LCD Driver	58%	26%
Overall	52%	40%

CapEx	US$8.3 million	US$1.5 million
Testing	64%	54%
Assembly	31%	32%
LCD Driver	5%	14%

Depreciation and amortization expenses (US GAAP)	US$50.9 million	US$51.2 million

Third Quarter 2009 Outlook

Mr. Cheng continued, “Overall, our business situation continues to improve and we continue to manage and adjust inline with the market changes. We entered the second half of 2009 in an improved position. Revenue is stable in our LCD and mixed signal markets. We have lowered our cost base and continue to make progress, including our conservative capital expenditures. Even though we have made progress, there is still much more to be done as we work to ensure ChipMOS’ long-tem industry leadership.”

Considering the overall market situation and customer forecasts, we currently expect a high single digit percentage revenue growth for the third quarter as compared to the second quarter due to the increased utilization rate and higher ASP in the Company’s LCD business. Finally, we currently expect gross margin on a consolidated basis for the third quarter of 2009 to be in the range of approximately negative 25% to negative 32% primarily due to the continued impact of the low utilization rate in DRAM final test capacity.

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2009 results on Wednesday, August 19, 2009 at 7:00PM ET (7:00AM, August 20, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 328888.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2009, and Jun. 30, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP(2)
	3 months ended			3 months ended
	Jun. 30, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Jun. 30, 2008 (Unaudited)	Jun. 30, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Jun. 30, 2008 (Unaudited)
	USD	USD	USD	USD	USD	USD
Net Revenue	89.5	69.6	147.0	89.5	69.6	147.0
Cost of Revenue	119.7	105.7	136.0	120.1	106.1	136.4

Gross Profit (Loss)	(30.2)	(36.1)	11.0	(30.6)	(36.5)	10.6

Other Operating Income	—	—	—	2.1	0.6	1.1
Operating Expenses
Research and Development	2.8	2.5	3.3	2.8	2.5	3.3
Sales and Marketing	(0.4)	21.7	0.5	(0.4)	21.7	0.5
General and Administrative	4.8	5.3	7.7	5.5	5.6	9.6
Other Operating Expenses	—	—	—	0.3	0.2	0.9

Total Operating Expenses	7.2	29.5	11.5	8.2	30.0	14.3

Income (Loss) from Operations	(37.4)	(65.6)	(0.5)	(36.7)	(65.9)	(2.6)

Non-Operating Income (Expenses), Net	(0.3)	(1.4)	(1.2)	(2.9)	(2.6)	(6.5)

Income (Loss) before Income Tax	(37.7)	(67.0)	(1.7)	(39.6)	(68.5)	(9.1)

Income Tax Benefit (Expense)	2.7	3.1	(11.1)	2.7	3.2	(10.9)

Net Income (Loss)	(35.0)	(63.9)	(12.8)	(36.9)	(65.3)	(20.0)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.1)	4.7	(0.6)	(0.0)	4.8	(0.6)

Interest in Bonuses Paid by Subsidiaries	—	—	(11.0)	—	—	—

Net Income (Loss) Attributable to ChipMOS	(35.1)	(59.2)	(24.4)	(36.9)	(60.5)	(20.6)

Earnings (Loss) Per Share Attributable to ChipMOS -Basic	(0.45)	(0.72)	(0.29)	(0.47)	(0.73)	(0.25)

Shares Outstanding (in thousands)-Basic	78,133	82,692	83,860	78,133	82,692	83,860

Net Income (Loss) Attributable to ChipMOS -Diluted	(35.1)	(59.2)	(24.4)	(36.9)	(60.5)	(20.6)

Earnings (Loss) Per Share Attributable to ChipMOS -Diluted	(0.45)	(0.72)	(0.29)	(0.47)	(0.73)	(0.25)

Shares Outstanding (in thousands)-Diluted	78,133	82,692	83,860	78,133	82,692	83,860

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.77 against US$1.00 as of Jun. 30, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended Jun. 30, Mar. 31, 2009, and Jun. 30, 2008

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP(1)
	3 months ended			3 months ended
	Jun. 30, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Jun. 30, 2008 (Unaudited)	Jun. 30, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Jun. 30, 2008 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
Net Revenue	2,932.7	2,280.7	4,817.1	2,932.7	2,280.7	4,817.1
Cost of Revenue	3,923.5	3,464.8	4,455.4	3,936.9	3,477.8	4,468.4

Gross Profit (Loss)	(990.8)	(1,184.1)	361.7	(1,004.2)	(1,197.1)	348.7

Other Operating Income	—	—	—	67.7	18.9	36.5
Operating Expenses
Research and Development	92.0	82.9	108.2	92.0	82.9	108.2
Sales and Marketing	(13.6)	710.0	17.1	(13.6)	710.0	17.1
General and Administrative	157.2	173.1	253.4	179.0	181.9	313.4
Other Operating Expenses	—	—	—	8.7	5.8	31.3

Total Operating Expenses	235.6	966.0	378.7	266.1	980.6	470.0

Income (Loss) from Operations	(1,226.4)	(2,150.1)	(17.0)	(1,202.6)	(2,158.8)	(84.8)

Non-Operating Income (Expenses), Net	(9.6)	(45.5)	(37.8)	(95.5)	(85.4)	(212.2)

Income (Loss) before Income Tax	(1,236.0)	(2,195.6)	(54.8)	(1,298.1)	(2,244.2)	(297.0)

Income Tax Benefit (Expense)	87.7	101.1	(363.1)	90.5	103.0	(356.5)

Net Income (Loss)	(1,148.3)	(2,094.5)	(417.9)	(1,207.6)	(2,141.2)	(653.5)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(2.4)	155.4	(20.5)	(0.6)	157.2	(21.0)

Interest in Bonuses Paid by Subsidiaries	—	—	(362.4)	—	—	—

Net Income (Loss) Attributable to ChipMOS	(1,150.7)	(1,939.1)	(800.8)	(1,208.2)	(1,984.0)	(674.5)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(14.73)	(23.45)	(9.55)	(15.46)	(23.99)	(8.04)

Shares Outstanding (in thousands)-Basic	78,133	82,692	83,860	78,133	82,692	83,860

Net Income (Loss) Attributable to ChipMOS -Diluted	(1,150.7)	(1,939.1)	(800.8)	(1,208.2)	(1,984.0)	(674.5)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(14.73)	(23.45)	(9.55)	(15.46)	(23.99)	(8.04)

Shares Outstanding (in thousands)-Diluted	78,133	82,692	83,860	78,133	82,692	83,860

(1)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present a consolidated net income (loss) measure that includes the amount attributable to such noncontrolling interests for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS

TO NON-GAAP NET INCOME (LOSS) ATTRIBUTABLE TO CHIPMOS (UNAUDITED)

For the Three Months Ended Jun. 30, Mar. 31, 2009, and Jun. 30, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended Jun. 30, 2009 on a US GAAP basis, the Company uses a non-GAAP measure of net income (loss) attributable to ChipMOS, which is US GAAP net income (loss) attributable to ChipMOS adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income (loss) attributable to ChipMOS and non-GAAP earnings (loss) per share attributable to ChipMOS to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

	3 months ended
	Jun. 30, 2009	Mar. 31, 2009	Jun. 30, 2008
US GAAP Net Income (Loss) Attributable to ChipMOS-Basic	(36.9)	(60.5)	(20.6)
US GAAP Net Income (Loss) Attributable to ChipMOS-Diluted	(36.9)	(60.5)	(20.6)

Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	—	—	(1.0)
Amortization of discount on convertible notes(3)	0.8	0.8	2.6

Total Special Items	0.8	0.8	1.6

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Basic	(36.1)	(59.7)	(19.0)

Non-GAAP Adjusted Net Income (Loss) Attributable to ChipMOS-Diluted(4)	(36.1)	(59.7)	(19.0)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.47)	(0.73)	(0.25)

Adjustment for special items	0.01	0.01	0.02

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Basic	(0.46)	(0.72)	(0.23)

US-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.47)	(0.73)	(0.25)

Adjustment for special items	0.01	0.01	0.02

Non-GAAP Earnings (Loss) Per Share Attributable to ChipMOS-Diluted	(0.46)	(0.72)	(0.23)

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.77 against US$1.00 as of Jun. 30, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such gain (expense) does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income (loss) attributable to ChipMOS is useful for itself and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(Excluding non-cash items for changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes)

For the Three Months Ended Jun. 30, Mar. 31, 2009, and Jun. 30, 2008

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2009	Mar. 31, 2009	Jun. 30, 2008
Net Revenue	89.5	69.6	147.0
Cost of Revenue	120.1	106.1	136.4

Gross Profit (Loss)	(30.6)	(36.5)	10.6

Other Operating Incomes	2.1	0.6	1.1
Operating Expenses
Research and Development	2.8	2.5	3.3
Sales and Marketing	(0.4)	21.7	0.5
General and Administrative	5.5	5.6	9.6
Other Operating Expenses	0.3	0.2	0.9

Total Operating Expenses	8.2	30.0	14.3

Income (Loss) from Operations	(36.7)	(65.9)	(2.6)

Non-Operating Income (Expenses), Net(2)	(2.1)	(1.8)	(4.9)

Income (Loss) before Income Tax(2)	(38.8)	(67.7)	(7.5)

Income Tax Benefit (Expense)	2.7	3.2	(10.9)

Net Income (Loss)(2)	(36.1)	(64.5)	(18.4)

Add: Net Loss (Income) Attributable to Noncontrolling Interests	(0.0)	4.8	(0.6)

Net Income (Loss) Attributable to ChipMOS-Basic(2)	(36.1)	(59.7)	(19.0)

Earnings (Loss) Per Share Attributable to ChipMOS-Basic(2)	(0.46)	(0.72)	(0.23)

Shares Outstanding (in thousands)-Basic	78,133	82,692	83,860

Net Income (Loss) Attributable to ChipMOS -Diluted(2)	(36.1)	(59.7)	(19.0)

Earnings (Loss) Per Share Attributable to ChipMOS-Diluted(2)	(0.46)	(0.72)	(0.23)

Shares Outstanding (in thousands)-Diluted	78,133	82,692	83,860

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.77 against US$1.00 as of Jun. 30, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The amount presented is not prepared in accordance with US GAAP and does not include amortization of discount on convertible notes of NT$26.3 million or US$0.8 million for the three months ended Jun. 30, 2009, amortization of discount on convertible notes of NT$26.3 million, or US$0.8 million, for the three months ended Mar. 31, 2009 and non-cash gains for changes in the fair value of the embedded derivative liabilities of NT$31.3 million or US$1.0 million and amortization of discount on convertible notes of NT$85.5 million or US$2.6 million for the three months ended Jun. 30, 2008. Please see “Reconciliation of US GAAP Net Income (Loss) Attributable to ChipMOS to Non-GAAP Net Income (Loss) Attributable to ChipMOS (Unaudited)” above.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2009, and Jun. 30, 2008

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP			US GAAP(2)
	Jun. 30, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Jun. 30, 2008 (Unaudited)	Jun. 30, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Jun. 30, 2008 (Unaudited)
	USD	USD	USD	USD	USD	USD
ASSETS
Cash and Cash Equivalents	157.4	191.4	154.6	157.4	191.4	154.6
Financial Assets at Fair Value Through Profit or Loss	2.9	3.0	19.6	2.9	3.0	19.6
Available-for-Sale Financial Assets	—	—	—	3.1	3.1	—
Held-to-Maturity Financial Assets	7.6	7.6	—	7.6	7.6	—
Investments with no Active Market	3.1	3.1	—	—	—	—
Accounts and Notes Receivable	59.1	39.8	149.4	59.1	39.8	149.4
Inventories	23.7	25.8	27.1	22.6	24.8	27.1
Other Current Assets	40.0	29.9	20.3	39.8	29.9	20.1

Total Current Assets	293.8	300.6	371.0	292.5	299.6	370.8

Long-Term Investments	10.3	13.4	10.9	10.3	13.4	10.9

Property, Plant & Equipment-Net	633.7	674.7	846.2	625.7	667.2	840.3
Intangible Assets	3.3	3.4	5.3	3.3	3.4	5.3
Other Assets	19.9	22.0	51.4	20.8	21.5	54.1

Total Assets	961.0	1,014.1	1,284.8	952.6	1,005.1	1,281.4

LIABILITIES
Current Liabilities
Short-Term Loans	92.2	89.0	65.0	92.2	89.0	65.0
Current Portion of Long-Term Debts	97.1	199.2	179.4	96.0	197.3	174.7
Accounts Payable and Payables to Contractors and Equipment Suppliers	19.8	15.0	25.8	19.8	15.0	25.8
Other Current Liabilities	27.8	30.8	52.9	27.8	30.8	52.9

Total Current Liabilities	236.9	334.0	323.1	235.8	332.1	318.4
Long-Term Liabilities
Long-Term Debts	377.2	291.0	313.1	377.2	291.0	308.2
Other Liabilities	4.2	7.6	12.3	11.3	13.6	18.9

Total Liabilities	618.3	632.6	648.5	624.3	636.7	645.5

EQUITY
Shareholders’ Equity
Capital Stock	0.8	0.8	0.8	0.8	0.8	0.8
Deferred Compensation	(0.5)	(0.6)	(1.2)	(0.8)	(1.2)	(2.1)
Capital Surplus	391.4	390.7	381.9	382.9	381.9	371.3
Retained Earnings (Accumulated Losses)	(124.7)	(89.6)	160.8	(122.6)	(85.8)	178.3
Treasury Stock	(3.7)	(0.5)	—	(3.7)	(0.5)	—
Cumulated Translation Adjustments	13.4	14.8	8.0	13.4	14.8	8.0
Unrecognized Pension Cost	—	—	—	(6.3)	(6.2)	(6.3)

Total Shareholders’ Equity	276.7	315.6	550.3	263.7	303.8	550.0

Noncontrolling Interests	66.0	65.9	86.0	64.6	64.6	85.9

Total Equity	342.7	381.5	636.3	328.3	368.4	635.9

Total Liabilities & Equity	961.0	1,014.1	1,284.8	952.6	1,005.1	1,281.4

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.77 against US$1.00 as of Jun. 30, 2009. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET

As of Jun. 30, Mar. 31, 2009, and Jun. 30, 2008

Figures in Million of NT dollars (NTD)

	ROC GAAP			US GAAP(1)
	Jun. 30, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Jun. 30, 2008 (Unaudited)	Jun. 30, 2009 (Unaudited)	Mar. 31, 2009 (Unaudited)	Jun. 30, 2008 (Unaudited)
	NTD	NTD	NTD	NTD	NTD	NTD
ASSETS
Cash and Cash Equivalents	5,158.5	6,273.3	5,066.8	5,158.5	6,273.3	5,066.8
Financial Assets at Fair Value Through Profit or Loss	94.0	98.3	640.9	94.0	98.3	640.9
Available-for-Sale Financial Assets	—	—	—	100.0	100.0	—
Held-to-Maturity Financial Assets	250.0	250.0	—	250.0	250.0	—
Investments with no Active Market	100.0	100.0	—	—	—	—
Accounts and Notes Receivable	1,935.9	1,304.1	4,895.1	1,935.9	1,304.1	4,895.1
Inventories	776.4	846.8	887.8	740.6	811.4	888.4
Other Current Assets	1,311.7	981.3	665.0	1,305.5	979.2	661.2

Total Current Assets	9,626.5	9,853.8	12,155.6	9,584.5	9,816.3	12,152.4

Long-Term Investments	337.8	437.8	358.0	337.8	437.8	358.0

Property, Plant & Equipment-Net	20,767.7	22,110.2	27,731.4	20,506.6	21,865.8	27,537.3
Intangible Assets	106.6	110.8	173.3	106.6	110.8	173.3
Other Assets	652.5	720.8	1,683.7	682.8	705.1	1,772.0

Total Assets	31,491.1	33,233.4	42,102.0	31,218.3	32,935.8	41,993.0

LIABILITIES
Current Liabilities
Short-Term Loans	3,020.5	2,915.0	2,129.9	3,020.5	2,915.0	2,129.9
Current Portion of Long-Term Debts	3,182.3	6,528.9	5,878.1	3,146.3	6,466.6	5,725.8
Accounts Payable and Payables to Contractors and Equipment Suppliers	648.3	490.9	844.3	648.3	490.9	844.3
Other Current Liabilities	913.2	1,010.3	1,734.8	913.2	1,010.4	1,734.8

Total Current Liabilities	7,764.3	10,945.1	10,587.1	7,728.3	10,882.9	10,434.8
Long-Term Liabilities
Long-Term Debts	12,360.1	9,535.2	10,261.4	12,360.1	9,535.2	10,100.0
Other Liabilities	136.4	249.5	402.3	370.8	444.3	617.3

Total Liabilities	20,260.8	20,729.8	21,250.8	20,459.2	20,862.4	21,152.1

EQUITY
Shareholders’ Equity
Capital Stock	27.6	27.6	27.5	27.6	27.6	27.5
Deferred Compensation	(15.6)	(20.7)	(41.7)	(27.5)	(39.3)	(69.1)
Capital Surplus	12,825.9	12,804.7	12,515.7	12,547.7	12,515.0	12,169.0
Retained Earnings (Accumulated Losses)	(4,088.2)	(2,937.4)	5,268.3	(4,019.0)	(2,810.8)	5,841.4
Treasury Stock	(121.0)	(15.7)	—	(121.0)	(15.7)	—
Cumulated Translation Adjustments	437.7	483.6	263.0	437.7	483.6	263.0
Unrecognized Pension Cost	—	—	—	(204.8)	(204.8)	(205.8)

Total Shareholders’ Equity	9,066.4	10,342.1	18,032.8	8,640.7	9,955.6	18,026.0

Noncontrolling Interests	2,163.9	2,161.5	2,818.4	2,118.4	2,117.8	2,814.9

Total Equity	11,230.3	12,503.6	20,851.2	10,759.1	12,073.4	20,840.9

Total Liabilities & Equity	31,491.1	33,233.4	42,102.0	31,218.3	32,935.8	41,993.0

(1)	Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51,” the provisions of which, among others, requires that minority interests be renamed noncontrolling interests and that a company present such noncontrolling interests as equity for all periods presented.